December 2, 2010

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha S. Parikh, Staff Accountant
Mark Brunhofer, Review Accountant

Re:	Charles River Laboratories International, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2009
Form 10-Q for the Fiscal Quarter Ended June 26, 2010
File No. 1-15943

Ladies and Gentlemen:

This letter is submitted on behalf of Charles River Laboratories International, Inc. (the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2009 (the “Form 10-K”), and with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2010 (the “Form 10-Q”), as set forth in a letter dated November 5, 2010 to Thomas F. Ackerman (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Comment No. 2

Notes to Consolidated Financial Statements,
Business Acquisitions, page 69

We acknowledge your response to our comment two.  Please revise your proposed disclosure to discuss the expected synergies from combining operations of the acquiree and the acquirer.  Refer to ASC 805-30-50-1a.

Response to Comment No. 2

In response to the Staff’s comments, the Company has prepared the following proposed disclosure to be reflected in our future filings.  The Company believes that the additional disclosure is responsive to the Staff’s request:

The goodwill recognized is largely attributable to anticipated revenue synergies expected to arise after the acquisition including new customers as well as the value of the assembled workforce.

Comment No. 3

Notes to Consolidated Financial Statements
Business Acquisitions, page 69

 We acknowledge our response to our comment three.  Although you addressed why there was no customer relationship intangible assets in your acquisition of SPC, you do not appear to explain why you did not record any core technology intangible assets.  In this regard, it would appear that any core technology intangible of SPC would be separable from both acquired in-process research and development projects and goodwill and would be amortizable immediately upon completion of the acquisition.  Please explain to us how many individual research projects are subsumed in your acquired IPR&D and why you do not reflect separately an core technology platform utilized by each of these projects.

Response to Comment No. 3

In response to the Staff’s comments, the Company has prepared the following proposed alternative note to be reflected in our future filings.  The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

In August 2009, we acquired Systems Pathology Company, LLC (SPC) a pathology-based software development company focused on developing state-of-the-art analytical imaging technologies to automate the labor intensive tissue evaluations process which is a significant component of standard preclinical studies for $24,522 in cash and up to $14,000 (undiscounted) potential contingent consideration. SPC is a development stage company.  SPC’s only activity consists of developing its computer assisted pathology system (CAPS™) software product and has no sales.  The software is currently under development and will soon undergo beta testing.  SPC did not have any developed technology at the time of the acquisition given the current incomplete nature of the product. SPC anticipates that certain important updates may be made to the product during the beta testing as the CAPS™ software will be tested by pathologists, who will provide additional input and insight regarding certain functionalities. As such, the current version of the product (CAPS 1.0) as well as the incremental tissue and species details that will be included in version 2.0 will be considered as IPR&D.  The contingent consideration consists of payments based on certain agreed upon revenue and technical milestones. The fair value of the contingent consideration at the date of acquisition was $9,100 which was estimated using the income approach based on significant inputs that are not observable in the market. Key assumptions included a discount rate of 18% and a probability adjustment as we believe the probability of each milestone payment being made ranges from 60% to 85%. As of December 26, 2009, the amount recognized for contingent consideration was $9,300 and the assumptions used to develop the estimate had not changed. SPC is included in our PCS segment.

Form 10-Q for the Fiscal Quarter Ended June 26, 2010

Comment No. 6

Notes to Unaudited Condensed Consolidated Financial Statements
Income Taxes, page 21

We acknowledge your response to our comment six. Please provide us the additional disclosure you intend to include in future filings as to the application of your indefinite reinvestment policy.  Please include in your revised disclosure the circumstances for which the company has changed its policy relating to repatriated earnings, similar to that provided in your response.

Response to Comment No. 6

In response to the Staff’s comments, in the Form 10-Q filed for the quarter ending September 25, 2010, the Company made the following disclosure related to the change in indefinite reinvestment assertion and related repatriation that took place during the third quarter of 2010:

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

During the third quarter of 2010, we executed an agreement to implement an accelerated share repurchase (ASR) program to repurchase $300,000 of common stock.  The ASR resulted in a cash need in the United States that was previously unforeseen.  In accordance with our policy with respect to the unremitted earnings of our non-U.S. subsidiaries, we evaluated whether a portion of the foreign earnings could be repatriated in order to fund the ASR.  We determined that approximately $205,000 of earnings that were previously indefinitely reinvested and approximately $59,000 in basis in our non-U.S. subsidiaries could be repatriated in a substantially tax-free manner.  As such, during the third quarter, we changed our indefinite reinvestment assertion with respect to these earnings and accrued the cost to repatriate of $7,335, of which $12,113 is reflected as Income Tax Expense, with an offset of a benefit of $4,778 recorded in the Cumulative Translation Adjustment account.  During the third quarter of 2010, we repatriated approximately $292,000 to the U.S. to partially fund the ASR and the $30,000 termination fee.  In accordance with our policy, the remaining undistributed earnings of our non-U.S. subsidiaries remain indefinitely reinvested as of the end of the third quarter of 2010 as they are required to fund needs outside the U.S. and cannot be repatriated in a manner that is substantially tax free.

In the Form 10-K to be filed for the year ending December 25, 2010, the Company will provide a similar disclosure including an explanation and application of the Company’s policy regarding the indefinite reinvestment of the earnings of the Company’s non-U.S. subsidiaries for all years presented in the Form 10-K.

Furthermore, in connection with our response, as requested in the Comment Letter, we hereby acknowledge as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (781) 222-6103.

Very truly yours, /s/ Thomas F. Ackerman Thomas F. Ackerman Corporate Executive Vice President and Chief Financial Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com